

DIVISION OF
CORPORATION FINANCE

August 27, 2009

Via U.S. Mail

James R. King
President and Chief Executive Officer
Alaska Pacific Energy Corp.
Unit 625
2005 Costa Del Mar Road
Carlsbad, CA 92009

> **Re: Alaska Pacific Energy Corp.**
> **Registration Statement on Form S-1**
> **Filed August 7, 2009**
> **File Number 333-161141**

Dear Mr. King:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

General

1.   We note that the Rule 415 checkbox is not checked on the cover page. In your next amendment, please revise the cover page to check the box that indicates that the securities are being offered on a delayed or continuous basis pursuant to Rule 415.

Prospectus Summary, page 5

General

2.   Please clearly disclose here that the report of your independent public accountants includes a paragraph that expresses substantial doubt concerning your ability to continue as a going concern. Include a reference to the related risk factor on page 14 and to any other related disclosure.

Risk Factors, page 6

3.   We note your statement regarding "some of the risks you should consider". Make clear in this paragraph that you have listed all known, material risks in your Risk Factors discussion beginning on page 7.

Selling Security Holders, page 16

4.   With respect to the shares to be offered for resale by each selling shareholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by that selling shareholder. Refer to Question 140.02 of the Compliance & Disclosure Interpretations for Regulation S-K.

Exhibit 5.1

5.   In your next amendment, please revise your legal opinion to reference the correct number of shares covered by the registration statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Michael Karney at (202) 551-3847 with any other questions.

       Sincerely,

       H. Roger Schwall
       Assistant Director

cc: <u>Via Facsimile</u>
        Christopher Dieterich, Esq.
        (310) 312-6680